January 15, 2026

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Qualification – Volta Streaming Inc. Amendment No. 2 to Offering Statement on Form 1-A

Filed January 15, 2026

File No. 024-12695

Ladies and Gentlemen:

Volta Streaming Inc. (the "Registrant"), respectfully requests acceleration of the qualification date of its Offering Statement on Form 1-A (File No. 024-12695), as amended (the “Offering Statement”), so that it may be qualified on or before 4:30 p.m. (Eastern Time) on January 20, 2026, or as soon thereafter as practicable.

The Registrant hereby authorizes Daniel D. Nauth, an attorney with the Registrant’s outside legal counsel, Nauth LPC, to orally modify or withdraw this request for acceleration.

Please confirm once the Offering Statement has been qualified by calling Daniel D. Nauth of Nauth LPC at (416) 477-6031. Please also contact him with any questions with respect to this request.

Sincerely,

Volta Streaming Inc.

/s/ Lee Michael Felty
Lee Michael Felty

President

cc:	Daniel D. Nauth, Nauth LPC